CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Debt Securities (2.625% Medium-Term Notes Due 2029)	$ 992,640,000	$ 120,307.97

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(2) This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Registration Statement on Form S-3 (No. 333-226380), filed by McDonald’s Corporation on July 27, 2018, in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-226380

PRICING SUPPLEMENT NO. 4, Dated August 7, 2019

(To Prospectus Dated July 27, 2018 and

Prospectus Supplement Dated July 27, 2018)

McDONALD’S CORPORATION

Medium-Term Notes

(Fixed Rate Notes)

Due From One Year to 60 Years From Date of Issue

The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:	USD 1,000,000,000

Issue Price:	99.264% of the principal amount of the Notes

Original Issue Date:	August 12, 2019[1]

Stated Maturity:	September 1, 2029

Interest Rate:	2.625% per annum

Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2020
[Applicable only if other than February 15 and August 15 of each year]

Regular Record Dates:	February 15 and August 15 of each year, as the case may be
[Applicable only if other than February 1 and August 1 of each year]

Form:	☒ Book-Entry ☐ Certificated

Specified Currency:
[Applicable only if other than U.S. dollars]

Option to Receive Payments in Specified Currency:	☐ Yes ☐ No
[Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form]

Authorized Denominations:
[Applicable only if other than U.S. $1,000 and increments of U.S. $1,000, or if Specified Currency is other than U.S. dollars]

1                   It is expected that delivery of Notes will be made against payment therefor on or about August 12, 2019, which will be the third business day following the date of pricing of the Notes, or “T+3.” Under Rule 15c6-l of the Securities Exchange Act of 1934, as amended, trades in the United States secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Method of Payment of Principal:
[Applicable only if other than immediately available funds]

Optional Redemption:	☐ The Notes cannot be redeemed prior to Stated Maturity.

☒ The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of McDonald’s Corporation (the “Company”) as set forth below.

Optional Redemption Dates:	At any time prior to Stated Maturity at the option of the Company as set forth below.

Redemption Prices:

☐                                   The Redemption Price shall initially be        % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by     % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that if this Note is an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

☒                                Other:  The Notes will be redeemable in whole or in part, at any time prior to June 1, 2029 (three months prior to Stated Maturity) at the Company’s option, at a redemption price equal to the greater of:

(1)                              100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or

(2)                              the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on June 1, 2029, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus accrued and unpaid interest on those Notes to the redemption date.

The Notes will be redeemable in whole or in part, at any time on or after June 1, 2029 (three months prior to Stated Maturity) at the Company’s option, at a redemption price equal to 100% of the principal amount of such series of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date.

For purposes of the determination of the redemption price, the following definitions shall apply:

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that such Notes matured on June 1, 2029) that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the available Reference Treasury Dealer Quotations for that redemption date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Company.

“Reference Treasury Dealer” means four primary U.S. Government securities dealers in New York City, New York (a “Primary Treasury Dealer”), which shall include BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and SG Americas Securities, LLC, and their respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Company shall substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Unless the Company defaults in payment of the redemption price, after the redemption date interest will cease to accrue on the Notes or portion of the Notes called for redemption.

Sinking Fund:	☒ The Notes are not subject to a Sinking Fund.

☐ The Notes are subject to a Sinking Fund.

Sinking Fund Dates:

Sinking Fund Amounts:

Amortizing Note:	☐ Yes ☒ No

Amortizing Schedule:
Outstanding Balance
Repayment Date	Repayment Amount	Following Repayment Amount

Optional Repayment:	☐ Yes ☒ No

Optional Repayment Dates:

Optional Repayment Prices:

Original Issue Discount Note:	☐ Yes ☒ No

Total Amount of OID:

Yield to Stated Maturity:

Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agents’ Discount:	0.450% of the principal amount of the Notes

Net proceeds to Company:	98.814% of the principal amount of the Notes

Agents’ Capacity:	☐ Agent ☒ Principal

Agents:

Joint Bookrunners:	BofA Securities, Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
SG Americas Securities, LLC
Goldman Sachs & Co. LLC
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	The Williams Capital Group, L.P.
Academy Securities, Inc.
ANZ Securities, Inc.
Barclays Capital Inc.
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Cabrera Capital Markets, LLC
Citizens Capital Markets, Inc.
Commerz Markets LLC
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Loop Capital Markets LLC
Mizuho Securities USA LLC
Morgan Stanley & Co. LLC
Penserra Securities LLC
PNC Capital Markets LLC
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.
SMBC Nikko Securities America, Inc.
Standard Chartered Bank
TD Securities (USA) LLC
Tigress Financial Partners LLC
UniCredit Capital Markets LLC
Westpac Capital Markets LLC

CUSIP:	58013 MFJ 8

Plan of Distribution to Agents:

Agent	Principal Amount
BofA Securities, Inc.	$ 140,000,000
Citigroup Global Markets Inc.	140,000,000
J.P. Morgan Securities LLC	140,000,000
MUFG Securities Americas Inc.	140,000,000
SG Americas Securities, LLC	140,000,000
Goldman Sachs & Co. LLC	41,250,000
SunTrust Robinson Humphrey, Inc.	41,250,000
U.S. Bancorp Investments, Inc.	41,250,000
Wells Fargo Securities, LLC	41,250,000
The Williams Capital Group, L.P.	10,000,000
Academy Securities, Inc.	5,000,000
ANZ Securities, Inc.	5,000,000
Barclays Capital Inc.	5,000,000
BMO Capital Markets Corp.	5,000,000
BNP Paribas Securities Corp.	5,000,000
Cabrera Capital Markets, LLC	5,000,000
Citizens Capital Markets, Inc.	5,000,000
Commerz Markets LLC	5,000,000
Credit Agricole Securities (USA) Inc.	5,000,000
HSBC Securities (USA) Inc.	5,000,000
ING Financial Markets LLC	5,000,000
Loop Capital Markets LLC	5,000,000
Mizuho Securities USA LLC	5,000,000
Morgan Stanley & Co. LLC	5,000,000
Penserra Securities LLC	5,000,000
PNC Capital Markets LLC	5,000,000
Rabo Securities USA, Inc.	5,000,000
RBC Capital Markets, LLC	5,000,000
Samuel A. Ramirez & Company, Inc.	5,000,000
SMBC Nikko Securities America, Inc.	5,000,000
Standard Chartered Bank	5,000,000
TD Securities (USA) LLC	5,000,000
Tigress Financial Partners LLC	5,000,000
UniCredit Capital Markets LLC	5,000,000
Westpac Capital Markets LLC	5,000,000
Total	$1,000,000,000

Additional Information Regarding Agents:

Standard Chartered Bank will not effect any offers or sales of any notes in the U.S. unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Modification of Prospectus Supplement, dated July 27, 2018

The Prospectus Supplement, dated July 27, 2018, is modified as follows:

(1)                              U.S. Tax Considerations:  The text under “U.S. Tax Considerations” summarizes certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note.  On December 13, 2018, the IRS issued proposed regulations that would eliminate the obligation to satisfy the requirements described in clause (iii) of paragraph (b) under “Non-U.S. Holders.” The proposed regulations are not yet final, but the preamble specifies that taxpayers are permitted to rely on them pending finalization.

(2)                              Plan of Distribution:  The text under “Plan of Distribution” is amended as follows:

(a)                               Under the subheading “Prohibition of Sales to EEA Retail Investors” – Replace the existing text in its entirety with the following:

Each agent has represented and agreed, and each further agent appointed under the Distribution Agreement will be required to represent and agree, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available, any notes to any retail investor in the EEA. For the purposes of this provision:

(a)                               the expression “retail investor” means a person who is one (or more) of the following:

(i)                                  a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(ii)                              a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)                          not a qualified investor as defined in Regulation (EU) 2017/1129; and

(b)                              the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes.

(b)                              Under the subheading “Singapore” – Replace the existing text in its entirety with the following:

This prospectus supplement and the accompanying prospectus have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore, and the Notes will be offered pursuant to exemptions under the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”). Accordingly, the notes may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA)  pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person that is:

(a)                              a corporation (that is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)                              a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

(1)                              to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)                              where no consideration is or will be given for the transfer;

(3)                              where the transfer is by operation of law;

(4)                              as specified in Section 276(7) of the SFA; or

(5)                              as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

The notes shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).